SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 08, 2013

Date, Time and Place: February 08, 2013, at 10:00 a.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo/SP (“Company”). Attendance: All the members of the Board of Directors of the Company. Chairmanship of the Meeting: Chairman: Mr. Henrique Constantino, Secretary: Claudia Karpat; Call Notice: Waived, due to the attendance of all the members of the Board of Directors. Agenda: To pass resolutions about the following items: (a) approval of the request with the Brazilian Securities and Exchange Commission (“CVM”) for registration of Smiles S.A. (“Smiles S.A.”), a Company’s subsidiary, as a publicly-held company) and the measures for an Initial Public Offering of shares of the Smiles (“IPO”); (b) authorization for a personal guarantee to be granted by the Company to its subsidiary, VRG Linhas Aéreas S.A. (“VRG”); (c) delegation of powers to the Board of the Officers of the Company to perform any and all acts and execute all the documents that may be necessary or convenient for the granting of guarantee referred to in item “b” above; and (d) re-ratification of the amount approved for transfer from the Company to its controlled company, VRG, by way of advance for future capital increase – AFAC at the Board of Directors’ Meeting held on February 04, 2013. Resolutions made: After the necessary explanations were provided, and after a detailed review of the matters provided for herein, the following resolutions were approved by unanimous vote: (a)  the request to the CVM to register Smiles S.A. as a publicly-held company and any actions necessary for the preparation of an Initial Public Offering of shares of the Smiles (“IPO”), provided however, that the occurrence of an IPO will be subject to the market conditions and the accomplishment of certain legal and regulatory requirements; (b) as already approved at the Board’s Meeting held on February 04, 2013, the Board of Directors now approves the specific conditions for the personal guarantee to be granted from the Company to VRG, which is intended as an unconditional and irrevocable guarantee of the obligations undertaken by VRG in connection with the issue of Notes with maturity date on February 12, 2023, to be sold to: (i) qualified institutional investors resident and domiciled in the United States of America, as defined in Rule 144A of the U.S. Securities Act , 1933 (“Securities Act”), in conformity with the registration exemption provided for in Rule 144A of the Securities Act; and (ii) to investors resident and domiciled in other countries than the United States of America, in conformity with the registration exemption provided for in Regulation S of the Securities Act (the “Notes” and the “Issue”), in such amount and bearing such interest as may be timely defined by VRG, in conformity with the Offering Memorandum, which shall be approved by the Board of the Officers of the Company in compliance with item “c” below; and (c) in face of the resolution mentioned in item “b” above, the Board of the Officers is since now authorized to perform any and all acts and to execute all the documents as may be necessary or convenient for the granting of guarantee approved herein, including agreements, instruments and any related documents, including, without limitation, the  Purchase Agreement and the Indenture, including the approval of the principal amount and interest rate applying to the Notes guaranteed by the Company, as defined in a roadshow  and the conclusion of the bookbuilding  process. All the acts performed up to now by the Board of Officers of the Company in relation to the guarantee mentioned in item “b” granted herein are confirmed; and (d) re-ratification of the amount approved for transfer from the Company to its controlled company, VRG, by way of advance for future capital increase – AFAC, as decided at the Board of Directors’ Meeting held on February 04, 2013, so that, where it is read “up to two hundred million reais (R$200,000,000.00)”, it should be correctly read “up to two hundred and fifty million reais (R$250,000,000.00)”, with the other provisions of the act herein ra-ratified to remain unchanged. Adjournment of the Meeting and Drawing-up of the Minutes: The floor was offered to whom might wish to use it, and as nobody voiced the intention to do so, the meeting was adjourned for the time necessary for the drawing-up of these minutes, which upon the reopening of the meeting were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the minutes, which were drawn-up in the proper book.

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São Paulo, February 08, 2013.

Henrique Constantino	Claudia Karpat
Chairman	Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 08, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.